

September 20, 2012

Via E-mail
David R. Bochenek
Vice President and Chief Accounting Officer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Rd.
Cockeysville, MD 21030

> **Re:** **Sinclair Broadcast Group Inc.**
> **Form 10-K**
> **Filed March 2, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 000-26076**

Dear Mr. Bochenek:

We have reviewed your response letter dated September 11, 2012 and your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

8. Income Taxes, page F-28

1. We note your response to comment 2 from our letter dated August 30, 2012. However, your response only discussed a change in consistent trends of positive earnings. Please tell us how the consistency in earnings of the VIEs changed from December 31, 2011 to March 31, 2012. Tell us how you considered all available positive and negative evidence at December 31, 2011 and March 31, 2012.

   In addition, your proposed future disclosure reiterates accounting literature, rather than providing detailed information on specific variables and evidence used to determine your valuation allowance.  Your disclosure should discuss all available positive and negative information.  Since there is a significant change in your valuation allowance in 2012, please disclose clear, explainable reasons for the changes in the valuation allowance.  Also since you continue to hold a significant valuation allowance, please discuss in MD&A the underlying business problems and issues that give rise to the allowance.

Please file all correspondence over EDGAR.  You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director